FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               For July 10, 2003

                        Commission File Number: 000-22828

                             MILLICOM INTERNATIONAL
                                  CELLULAR S.A.
                               75 Route de Longwy
                            Box 23, L-8080 Bertrange
                            Grand-Duchy of Luxembourg
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                 Form 20-F    X            Form 40-F
                            _____                      _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                  No   X
                              _____             _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                INDEX TO EXHIBITS

Item

1. Press release dated July 9, 2003

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MILLICOM INTERNATIONAL CELLULAR S.A.
                                                       (Registrant)


Date: July 9, 2003                          By: /s/ John Ratcliffe
                                                ------------------
                                            Name: John Ratcliffe
                                            Title: Chief Financial Controller

                                                                          Item 1
                                     [MIC]

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                                           FOR IMMEDIATE RELEASE
                                                         Wednesday, July 9, 2003


                      MILLICOM INTERNATIONAL CELLULAR S.A.
                           ANNOUNCES SUBSCRIBER GROWTH
                         FOR THE SECOND QUARTER OF 2003

            o 28% annual growth in total subscribers to 4.5 million*
        o 25% annual growth in proportional subscribers to 3.1 million*
          o Best ever quarterly subscriber additions recorded in Asia

New York and Luxembourg -- July 9, 2003 -- Millicom  International Cellular S.A.
(MIC) (Nasdaq Stock Market: MICC), the global telecommunications investor, announced today that in the second quarter of 2003 its worldwide operations in Asia, Latin America* and Africa added 223,121 net new cellular subscribers, resulting in an increase of over 5% from the total subscribers recorded at March 31 2003. On a proportional basis, 121,352 subscribers were added.

At June 30, 2003, MIC's worldwide cellular subscriber base* increased by 28% to 4,471,835 cellular subscribers from 3,483,573 as at June 30, 2002. Particularly significant percentage increases were recorded in Ghana, Cambodia, Senegal and Vietnam. Sanbao Telecom recorded best ever net additions, adding 218,237 subscribers in the quarter, whilst MIC Africa recorded its best quarterly result for 2 years, adding 20,955 subscribers. Subscriber numbers for MIC Latin America were lower than for the previous quarter due to the removal of inactive, non-revenue generating subscribers in South America.

At June 30, 2003, MIC had 3,083,955 proportional cellular subscribers*, an increase of 25% from the 2,472,960 proportional subscribers reported at June 30, 2002.


Cellular Operations (i)

                        Proportional (ii) Proportional (ii)                   Total            Total
                        Subs at           Subs at            Annualized       Subs at          Subs at          Annualized
                        June 30, 2003     June 30, 2002      Increase         June 30, 2003    June 30, 2002    Increase
Asia                           1,444,201          1,038,880           39%           2,328,731        1,607,647          45%
Latin America*                 1,393,363          1,255,495           11%           1,798,128        1,597,531          13%
Africa                           246,391            178,585           38%             344,976          278,395          24%
                        ----------------------------------------------------------------------------------------------------
Total Cellular Ops*            3,083,955          2,472,960           25%           4,471,835        3,483,573          28%
                        ====================================================================================================

(i)     All numbers and comparatives exclude divested operations.

(ii) Proportional subscribers are calculated as the sum of MIC's percentage ownership of subscribers in each operation.

*       Excluding El Salvador

Within the 3,083,955 proportional cellular subscribers* reported at the end of the second quarter, 2,764,099 were pre-paid customers, representing a 31% increase on the 2,110,002 proportional prepaid subscribers* recorded at the end of June 2002. Pre-paid subscribers currently represent 90% of gross reported proportional cellular subscribers.



     Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group's cellular operations have a combined population under license (excluding Tele2) of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries. MIC also has a 6.0% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to 17.7 million customers in 22 countries. The Company's shares are traded on the Luxembourg Bourse and the Nasdaq Stock Market under the symbol MICC.


     This press release may contain certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

     All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A, any Millicom International Cellular S.A members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.


CONTACTS:

Marc Beuls                                    Telephone:    +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A.,
Luxembourg

Andrew Best                                   Telephone:    +44 (0) 20 7321 5022
Shared Value Ltd, London

Visit MIC's homepage at http://www.millicom.com